Mail Stop 6010

May 3, 2006

<u>Via U.S. Mail and Facsimile to (207) 761-6139</u>

Robin A. Sawyer
Vice President
Fairchild Semiconductor International, Inc.
82 Running Hill Road
South Portland, ME 04106

   Re: Fairchild Semiconductor International, Inc.
      Form 10-K for the Fiscal Year Ended December 25, 2005
      Filed March 10, 2006
      Form 8-K Filed April 20, 2006
      File No. 000-19974

Dear Ms. Sawyer:

  We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 25, 2005

Item 8. Consolidated Financial Statements and Supplementary Data, page 46

Note 1 – Background and Basis of Presentation, page 53

Revenue Recognition, page 53

1.   We note that your Schedule II on page 102 indicates that your reserves for price
       protection and product returns have increased by more than 200 percent since
       December 28, 2003, while your revenues have remained relatively constant over
       the same period. Please describe the factors which led to the increase in returns
       and price protection payments. As part of your response, tell us what effect, if
       any, the increase had on your policy of recording revenue upon shipments to
       distributors. We also note your disclosure that "the company has agreements with
       some distributors." Please tell us more about these agreements
       and quantify the amount of sales. Also, please tell us and revise future filings to
       disclose any return or price protection rights you offer to distributors under these
       agreements.

Property Plant and Equipment, page 55

2.   We note that during the third fiscal quarter of 2005, the estimated useful life
       assumptions for certain machinery and equipment were adjusted. Please tell us
       the nature of the machinery and equipment and the current estimated useful life.
       Also, revise future filings to provide all disclosures required by paragraph 22 of
       SFAS 154.

Note 7 – Income Taxes, page 67

3.   We note that you recorded a significant valuation allowance of $214 million
       against your deferred tax assets. Please provide a detailed analysis of the positive
       and negative factors which lead to such a significant valuation being recorded.
       Address the various factors discussed in paragraphs 21 through 24 of SFAS 109
       in your response. Specifically, address the influence your fiscal 2004 net income
       and your projections for fiscal 2006 had on your assessment. Additionally, revise
       Management's Discussion and Analysis in future filings to address why you
       believe it is more likely than not that such a significant amount of your deferred
       tax assets will not be realized.

Form 8-K filed April 20, 2006

   4. We note that you present your non-GAAP measures and reconciliation in the form
       of a pro forma statement of income. This format may be confusing to investors as

it also reflects several non-GAAP measures, including pro forma operating expenses, pro forma operating income, pro forma income before income taxes, pro forma provision for income taxes and pro forma basic and diluted earnings per share, which have not been described to investors. In fact, it appears that management does not use all these non-GAAP measures but they are shown here as a result of the presentation format. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K, including a reconciliation to the directly comparable GAAP measure for **each** non-GAAP measure presented and explain why you believe the measures provide useful information to investors.

- To eliminate investor confusion, please remove the pro forma statements of income from all future filings and instead disclose only those non-GAAP measures used by management that you wish to highlight for investors, with the appropriate reconciliations.
- Please note that in the event that your Form 8-K is incorporated by reference into a 33 Act registration statement, we may have additional questions relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission. At that time, we may request an amendment to the Form 8-K.

5. In addition, we note that you refer to your non-GAAP information as "pro forma" results. The pro forma terminology has very specific meaning in accounting literature, as indicated by Article 11 of Regulation S-X. In future filings please do not use titles or descriptions for your non-GAAP financial measures that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures.

6. We note your disclosure that management uses these measures "for internal management purposes." We also note the disclosure that pro forma net income is used to "manage and evaluate (y)our business operations and overall financial performance." Please address the following:

- Please confirm that the adjustments reflected in your non-GAAP measures are also reflected in, and are consistent with, the measurement principles you use to assess segment performance pursuant to SFAS 131
- Otherwise, discuss the reasons for any differences in the two approaches.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3554 if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Angela Crane
Branch Chief